                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            IMPCO Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45255W106
                           ----------------------------
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                August 12 , 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)

CUSIP No. 45255W106                   13D                      Page 2 of 5 Pages


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          BERU Aktiengesellschaft
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON                                   Not applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      Germany
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
 NUMBER OF
   SHARES                                                             1,230,614
                  --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH                                                                      0
                  --------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                                                              1,230,614
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                                                                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      1,230,614
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      14.9%
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
                                                                         CO
------------------------------------------------------------------------------

CUSIP No. 45255W106                   13D                      Page 3 of 5 Pages



                    CONTINUATION PAGES OF AMENDMENT NO. 8 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU Aktiengesellschaft

            This Amendment No. 8 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998, Amendment No. 2 thereto, dated September 3, 1998, Amendment No. 3 thereto, dated October 5, 1998, Amendment No. 4 thereto, dated December 15, 1998, Amendment No. 5 thereto, dated December 23, 1998, Amendment No. 6 thereto, dated February 1, 1999, and Amendment No. 7, dated June 24, 1999 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 3, 4, 5 and 6 are hereby supplemented and amended.

Item 3.     Source and Amount of Funds or Other Consideration.

            In a series of open market transactions during the month of August 1999, BERU acquired a total of 130,000 shares of Common Stock of the Issuer for total cash consideration of approximately $1,367,314.00. Funds to acquire all shares were provided by BERU's working capital.

            See Item 5(c) below.

Item 4.     Purpose of Transaction.

            Mr. Ulrich Ruetz, Chairman and Chief Executive Officer of BERU, holds stock options to purchase 20,000 shares of Issuer's Common Stock. The stock options vest cumulatively at the rate of 25% per year beginning November 5, 1999 until fully vested. See Items 5 and 6 below.

Item 5.     Interest in Securities of the Company.

            (a) Reference is made to rows (11) and (13) of the cover page. BERU is the direct beneficial owner of 1,230,614 shares of Common Stock, representing approximately 14.9% of the 8,281,745 shares of Issuer's Common Stock outstanding as of June 30, 1999 as reported in Issuer's Form 10-K filed with the Securities and Exchange Commission on July 29, 1999.

            If Mr. Ruetz were able to exercise all of the stock options currently held by him, his ownership percentage based on the number of shares of Issuer's Common Stock currently outstanding would be less than 1%. See Item 6 below. BERU has no beneficial ownership interest in these stock options or the underlying securities. Such options and the underlying securities are not included in the number of shares owned by BERU or in the calculation of BERU's ownership percentage.

            (b)   Reference is made to rows (7) through (10) of the cover page.

            Mr. Ruetz has sole power with respect to the exercise of his stock options. BERU has no voting or investment power over these stock options or the underlying securities.

CUSIP No. 45255W106                    13D                    Page 4 of 5 Pages




            (c) BERU acquired shares of Common Stock of the Issuer in the following open market transactions:

Date of Purchase               Number of Shares               Price per Share
----------------               ----------------               ---------------
08/02/99                       15,000                         $10.50
08/04/99                       15,000                         $10.50
08/05/99                        3,500                         $10.4821
08/06/99                        3,000                         $10.4792
08/09/99                       15,000                         $10.50
08/10/99                       14,500                         $10.50
08/11/99                        7,000                         $10.50
08/12/99                       33,500                         $10.556
08/13/99                        3,000                         $10.5625
08/16/99                       12,500                         $10.50
08/17/99                        8,000                         $10.5468


Also, see Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On November 5, 1998, Mr. Ulrich Ruetz, Chairman and Chief Executive Officer of BERU, in his capacity as a Director of Issuer, was granted stock options to purchase 20,000 shares of Issuer's Common Stock at an exercise price of $16.25 per share. The stock options vest cumulatively at the rate of 25% per year beginning November 5, 1999 until fully vested. Mr. Ruetz has sole power with respect to the exercise of these options.

CUSIP No. 45255W106                    13D                     Page 5 of 5 Pages



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated:   August  19, 1999

                                 BERU Aktiengesellschaft



                                 By:  /s/  Ulrich Ruetz
                                     ---------------------------------
                                     Name:  Ulrich Ruetz
                                     Title: Chairman and
                                            Chief Executive Officer